Asia Equity Exchange Group, Inc.

Room 2101, 21/F Sino Plaza, 255-257 Gloucester Rd.,

Causeway Bay, Hong Kong

Jamie Kessel, Staff Accountant

United States Securities and Exchange Commission,

Washington, DC 20549

June 7, 2016

Re:	Asia Equity Exchange Group, Inc.
Form 8-K
Filed April 14, 2016
File No. 333-192272

Dear Ms. Kessel,

We have amended the Form 8-K and have included the changes in this response letter as follows:

Item 2.01 Completion of Acquisition or Disposition of Assets, page 5

1.	Pursuant to Item 2.01(c) of Form 8-K, please disclose any material relationship between the company and its affiliates (including prior management), on one hand, and Asia Equity Exchange Group Company Ltd. (“AEEGCL”) and its affiliates, on the other, prior to the execution of the Exchange Agreement. If no such relationships existed, explain how the parties were introduced and the reasons they decided to proceed with the transaction and this particular structure. Identify any third parties that played a material role in arranging or facilitating the transactions and disclose the benefits they received for their roles.

Response to Comment 1

We have included the following disclosure in the above noted section:

Liu Jun is the president, secretary and a director of Asia Equity Exchange Group, Inc.(AEEX). He is also a director of Yinfu International Enterprise Limited, which is the wholly owned subsidiary of Asia Equity Exchange Group Company Ltd. (AEEGCL). He is familiar with the equity investment and financial information service platform, which is operated by AEEGCL. Mr. Liu was also a former business associate of the three primary affiliates of AEEGCL, Ma Ning, Wang Zhong and Qi Jian. Based on his relationship with these individuals and his knowledge of the AEEGCL business platform, he decided to proceed with the acquisition. Following his appointment as president of AEEX, he negotiated with and completed the acquisition of AEEGCL. No third parties, brokers or agents played any role in arranging or facilitating the transactions and no benefits of any description were given to any third parties.

PLEASE SEE PAGE 5

2.	It appears that a series of transactions – beginning in July 2015 with AEEGCL’s acquisition of Yinfu International Enterprise Ltd. and its subsidiary Yinfu Guotai Investment Consultant (Shenzhen) Co., Ltd., the appointment of Messrs. Jun Lin and Peng Tao as officers and directors of the company, and the company’s name change to Asia Equity Exchange – were conducted in anticipation of the reverse merger between the company and AEEGCL. Please revise to discuss the overall timing and structure of the reverse merger. Discuss whether the company ever took any steps to develop its prior business.

Response to Comment 2

We have included the following disclosure in the above noted section:

On July 6, 2015, in anticipation of the reverse merger between the Company and AEEGCL, Liu Jun resigned as a director of AEEGCL and was appointed as the president, secretary and a director of AEEX and Mr. Peng Tao was appoint as a director of AEEX. Additionally, as part of the proposed reverse merge, on July 22, 2015, the Company filed an Amendment to its articles of Incorporation with the Nevada Secretary of State changing its name from I In The Sky to Asia Equity Exchange Group. Being familiar with the platform and recognizing its value and prospect, he proposed acquisition in order to improve the operation of the Company and bring more benefits for the Company’s shareholders, and it is finally accepted by up to 93.8% shareholders of the Company in the shareholder resolution. On April 12, 2016, the Company completed the acquisition of AEEGCL. With reference to the Company’s prior business, the manufacture and marketing of low cost GPS tracking devices and software to businesses and families, the Company found that sufficient capital was not available.

PLEASE SEE PAGE 5

Business, page 7

Current Business, page 7

3.	We note your disclosure referring to clients “listing” with you. We also note your disclosure under “Competition” that the National Equities Exchange and Quotations” is a similar equity financing platform in China.” Please clarify whether you are or intend to be a trading market or provide quotations services for your clients.

Response to Comment 3

We have included the following disclosure in the above noted section:

It is important to note that AEEX is not now nor does it intend to be a trading market or provide quotations services for its clients. It is a platform designed solely for equity investment information and financing information services. It facilitates connections and negotiations between investors and project management. AEEX assists investors seeking quality investment opportunities and quality companies seeking international investment.

PLEASE SEE PAGE 8

We have also included the following disclosure in the section titled: “Competition”.

Please note also that the National Equities Exchange and Quotations in China is a financial service platform which deals with both equity information services as well as equity trading. While we offer information services for clients we are not involved with equity trading and we are not an equity trading market and it is important to note that AEEX is not now nor does it intend to be a trading market or provide quotations services for its clients. It is a platform designed solely for equity investment information and financing information services. It facilitates connections and negotiations between investors and project management. AEEX assists investors seeking quality investment opportunities and companies seeking international investment.

PLEASE SEE PAGE 13

4.	We note your disclosure on the bottom of page 18 that you are currently at the early stage of development and conduct business only in China. Please disclose this fact here. Also clarify whether your current “listing” and “public company” services relate to markets and regulatory structures in China or whether they relate to the markets and regulatory structures in other countries. Your discussion under “Government Regulations” suggests that your services relate to markets outside of China. Discuss the relevant markets and regulations.

Response to Comment 4

As of the date of the original 8-K filing, we had 4 companies listed on AEEX. As of the date of the current filing, there were 12 companies listed with AEEX and 51 applicants undergoing review. Currently all are located in China.

We have included the following disclosure following the above noted section.

However, it should also be noted that our business is operated by Asian Equity Exchange Group Co., Ltd., a company incorporated in Samoa. It is a platform for equity investment and financing information release which is in full compliance with laws and regulations of Samoa. No special license is required for its operations in Samoa. Though most of its business comes from China, its operations are not subject to regulations by the Chinese government.

PLEASE SEE PAGE 14

Government Regulations, page 13

5.	In your Government Regulations section you state that there are “no government regulations regarding [your] type of services in China.” You further state in this section that other than general business laws and regulatory disclosures, you do not appear to be subject to any other additional regulations. However, later, in your Risk Factors section at page 19, you state that the Chinese government strictly regulates certain financial businesses and that your business may be subject to penalties if you are ever deemed to have breached Chinese regulations. Please reconcile the two disclosures and revise your filing to discuss financial regulation in China.

Response to Comment 5

Although the business operations of AEEX are located in Samoa and are therefore not subject to direct regulations by the Chinese government, at present, most of the Company’s clients are located in China. Therefore we have to consider the possible effects of Chinese government regulations when conducting business with China-based companies. To help clarify this, we have changed the relevant paragraph to read as follows:

However, it should also be noted that our business is operated by AEEGCL, a company incorporated in Samoa. It is a platform for equity investment and financing information release which is in full compliance with laws and regulations of Samoa. No special license is required for its operations in Samoa. Though most of its business currently comes from China, its Samoan operations are not subject to regulations by the Chinese government.

PLEASE SEE PAGE 14

Additionally, we have revised the risk factor under the heading: “We may be adversely affected due to the complicated and unclear regulatory system in the financial sector in which we operate.” The disclosure now reads as follows:

The Chinese government strictly regulates the financial sector by setting out requirements for licenses and permits of foreign financial investment. Since regulations and rules in the financial sectors are relatively new and continuously changing, how they should be interpreted and exercised is extremely unclear. The interpretation and quotations of the current Chinese regulations and policies, the position of China Securities Regulatory Commission and new regulations and policies that may become materially uncertain factors in the legality of the current and future foreign investment and in the operation and management of Chinese equity financing, including our business. Under some circumstances, our current and former services or business may be deemed to have violated Chinese regulations, and we may be fined or penalized or our business and services may be terminated. This risk does not apply to our Samoan operations, which are not subject to Chinese regulations.

PLEASE SEE PAGES 20.

6.	We note that you are incorporated in the state of Nevada and now indirectly own a subsidiary in China. Please disclose if true that the subsidiary, Yinfu Guotai, is considered to be a foreign invested entity in China.

Response to Comment 6

We have added the following disclosure to the relevant section:

Yinfu Guotai is a registered wholly foreign owned entity. Its parent company is Yinfu International Enterprise Limited. Currently, Yinfu Guotai provides management and business consultancy for Chinese business. Such services are within the scope of its business license and permitted by Chinese laws.

PLEASE SEE PAGE 29.

Risk of Financial Policy Control by the Chinese Government, page 23

7.	To provide context, please discuss recent actions taken by the Chinese government with respect to the financial markets in China.

Response to Comment 7

We have added the following disclosure to the section titled: “Government Regulations

The Chinese government appears to be prepared to further develop equity financing and trading markets and has promulgated a series of policies and guidelines to promote Chinese companies to develop equity financing and trading, The launch and development of the National Equities Exchange and Quotations, provides Chinese companies with equity financing channels connecting capital markets, which can assist companies with fast and healthy development and contributes to the establishment of China’s multi-layered capital markets. Chinese government has stated many times that China will develop multi-layered capital markets and explore new ways to connect with international capital markets. China’s Premier Li Keqiang said, during his visits across Asia that China will promote cooperation among Asia’s multi-layered capital markets and integrate them with China’s Belt and Road Initiative a development strategy and framework, proposed by Chinese leader Xi Jinping that focuses on connectivity and cooperation among countries primarily between the People’s Republic of China and the rest of Eurasia. . The Chinese government encourages companies in China to connect with international capital markets and seek global cooperation and development through international financing and by going public outside of China.

PLEASE SEE PAGE 14

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Forward-Looking Statements, page 26

8.	Please remove your references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 as these safe harbors for forward-looking statements do not apply to issuers of penny stock.

Response to Comment 8

The references to Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 have been removed as requested.

Corporate Overview, page 27

9.	We note that AEEGCL recently acquired its operations in July 2015 through the acquisition of Yinfu International Enterprise Ltd. and its subsidiary Yinfu Guotai Investment Consultant (Shenzhen) Co., Ltd. Please disclose how long Yinfu and Yinfu Guotai have been in business.

10.	Please provide an organizational chart that shows the company, AEEGCL, Yinfu and Yinfu Guotai, their jurisdictions of incorporation and whether they are in mainland China. Also indicate which entities have operations or are holding companies.

Response to Comments 9 and 10

The date and jurisdiction of incorporation of Yinfu International Enterprise Ltd. and its subsidiary Yinfu Guotai Investment Consultant (Shenzhen) Co., Ltd. as well as the date and jurisdiction of incorporation of the related companies are included in the organization chart which we have added to the filing.

It is included as follows:

PLEASE SEE PAGE 29

Background of Officers and Directors, page 35

11.	We note that Mr. Liu Jun served as President and sole director of Yinfu Gold Corporation from November 2014 to June 2015, and Mr. Peng Tao has served as Chief Technical Officer of Yinfu Gold Corporation since November 2014. Please disclose, if true, that Yinfu Gold Corporation has a reporting obligation with the US Securities and Exchange Commission and has been delinquent in filing its required reports during Messrs. Jun’s and Tao’s tenures.

Response to Comment 11

We have included the disclosure that Mr. Liu Jun served as President and sole director of Yinfu Gold Corporation from November 12, 2014 to June 10, 2015 and that Mr. Peng Tao has served as Chief Technical Officer of Yinfu Gold Corporation since November 2014. Additionally, we have disclosed that during their tenure, Yinfu Gold Corporation has had a reporting obligation with the US Securities and Exchange Commission but has been delinquent in filing its required reports.

The disclosure now reads as follows:

It should be noted that Mr. Liu Jun served as President and sole director of Yinfu Gold Corporation from November 2014 to June 2015 and Mr. Peng Tao has served as Chief Technical Officer of Yinfu Gold Corporation since November 2014. Throughout the period of their tenure, Yinfu Gold Corporation has had reporting obligations with the US Securities and Exchange Commission, but has been delinquent in filing its required reports.

PLEASE SEE PAGE 39

Executive Compensation Summary Compensation Table, page 40

12.	Please denote next to the column for “All Other Compensation” that footnote (3) is applicable.

Response to Comment 12

The notation has been included.

PLEASE SEE PAGE 43

Exhibit 99.1

Consolidated Financial Statements

13.	Please update your financial statements and the information throughout your Form 8-K to include the interim period ended March 31, 2016.

Response to Comment 13

The financial statements have been updated and the financial statements and the information throughout the Form 8-K have been updated to include the interim period ended March 31, 2016

We hereby confirm that the company is responsible for the adequacy and accuracy of the disclosure in the filing.

Sincerely,

/s/ Liu Jun
Liu Jun, President
Asia Equity Exchange Group, Inc.